UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): February 23, 2010
Commission File Number: 000-24843

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.
(Exact name of registrant as specified in its charter)

Delaware	47-0810385
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1004 Farnam Street, Suite 400	Omaha, Nebraska 68102
(Address of principal executive offices)	(Zip Code)

(402) 444-1630
(Registrant's telephone number, including area code)

Not Applicable
(Former name, former address and former fiscal year, if applicable)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On February 23, 2010, the Board of Managers of The Burlington Capital Group, LLC ("Burlington"), in its capacity as the general partner of the General Partner of America First Tax Exempt Investors, L.P. (the "Registrant"), appointed Mark A. Hiatt as the Chief Executive Officer of the Registrant. In such capacity, Mr. Hiatt will assume overall responsibility for the operations of the Registrant. Lisa Y. Roskens will remain as the Chairman of the Board and the President and Chief Executive Officer of Burlington.

Mr. Hiatt, age 50, has been employed by Burlington since 1987 in various capacities, and currently serves as the President of America First Real Estate Group, the real estate operating division of Burlington. Mr. Hiatt will continue to be employed by Burlington and will continue to serve as the President of America First Real Estate Group in addition to performing his duties as the Chief Executive Officer of the Registrant. Pursuant to the terms of the Registrant's Agreement of Limited Partnership, the Registrant will not pay or reimburse Burlington for any portion of Mr. Hiatt's salary, benefits or other compensation.

As President of America First Real Estate Group, Mr. Hiatt currently oversees all of the company's real estate operations. He has previously served as Chief Operating Officer and Chief Financial Officer of Burlington, and also as the Chief Operating Officer for America First Properties Management Company, L.L.C. Prior to joining Burlington Capital Group, Mr. Hiatt was Director of Finance, from 1984 to 1987, for J.L. Brandeis & Sons and, from 1982 to 1984, he was a senior accountant with Arthur Andersen & Co. Mr. Hiatt has a Bachelor of Arts in Accounting and Finance from Hastings College and is a Certified Public Accountant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 25, 2010


AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

By: America First Capital Associates Limited Partnership Two,

its general partner

By: The Burlington Capital Group, LLC,

its general partner

By: /s/Michael Draper
      Michael Draper, Chief Financial Officer
